
August 18, 2021

Oliver Graham
Chief Executive Officer and Director
Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

> **Re: Ardagh Metal Packaging S.A.**
> **Registration Statement on Form F-1**
> **Filed August 12, 2021**
> **File No. 333-258749**

Dear Mr. Graham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andi Carpenter at 202-551-3645 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing